Exhibit 99.1

Press Release Regulated information 7 February 2018 5:00 pm CET

Information on the total number of voting rights and

shares (Articles 15 of the Law of 2 May 2007)

Celyad SA (NYSE Euronext Brussels and NYSE Euronext Paris: CYAD), disclose the information required under article 15, § 1 of the Law of 2 May 2007 regarding the disclosure of important shareholdings in listed companies.

Following the exercise of 4,500 warrants of the Company on 7 February 2018, the share capital is increased to 34,349,014.57 EUR and is represented by 9,872,344 shares.

FIGURES – MODIFIED ON 7 FEBRUARY 2018 FOLLOWING THE EXERCISE OF WARRANTS

New shares issued following the exercise of Company’s warrants: 4,500

Company’s share capital: 34,349,014.57 EUR.

Total number of shares with voting rights: 9,872,344.

Total number of voting rights (= denominator): 9,872,344

Statutory thresholds – unchanged

Statutory thresholds for participation (article 12 of the by-laws): 5%, 10%, 15%, 20% and so by increments of 5%.

CONTACT PERSON FOR REGULATED INFORMATION (FINANCIAL, TRANSPARENCY)

According to Law, any transparency declaration must be sent to our Company by email to the attention of Patrick Jeanmart, Chief Financial Officer (CFO): pjeanmart@celyad.com.

Further questions about the content of this release can be sent to investors@celyad.com.

***END**

www.celyad.com   |    1